# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BioCardia, Inc., CIK 0000925741
CUSIP: 09060U606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7660 COLDSTREAM DR, CINCINNATI, Ohio (OH), 45255-3932
Date of event which requires filing of this statement: 05/14/2025
Amends the filing with accession number 0001332596-23-000001
Filed by CIK 0001332596
Persons authorized to receive notices and communications: Peter Altman, 320 SOQUEL WAY, SUNNYVALE, California (CA), 94085, (650) 226-0120

## Reporting persons
- Daly Joseph Patrick (CIK 0001332596): citizenship or place of organization: Ohio (OH); source of funds: personal funds (PF)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BioCardia, Inc.
Address of issuer's principal executive offices: 7660 COLDSTREAM DR, CINCINNATI, Ohio (OH), 45255-3932

## Item 2. Identity and Background
Name of person filing: Joseph P. Daly
Residence or business address: 497 Circle Freeway Cincinnati, OH 45246
Present principal occupation or employment: Owner, Essig Research Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: N/A
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 05/13/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Daly Joseph Patrick: Joseph P. Daly, Joseph P. Daly (05/21/2025)